EXHIBIT 99.1

Yamana Gold Reports Third Quarter 2022 Results; Strong Production at Canadian Malartic and Jacobina Highlights the Company's Growing Sustainable Production Platform and Exceptional Execution Across Its Entire Asset Portfolio; Information Circular Publicly Filed With Unanimous Board Recommendation to Vote in Favour of the Deal

TORONTO, Oct. 27, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the "Company”) is herein reporting its financial and operational results for the third quarter of 2022. Production totalled 241,302 gold equivalent ounces ("GEO")(2) at total cost of sales, cash costs(1) and all-in sustaining costs ("AISC")(1) of $1,299, $794 and $1,148 per GEO(2) respectively. The standout production results, which were realized despite the gold-to-silver ratio being near an all-time high and significantly above that anticipated in guidance, delivered strong cash flow generation including $164.7 million in cash flows from operating activities and $157.1 million in cash flows from operating activities before net change in working capital. With solid results across its operations, the Company is well positioned to achieve its annual production guidance of 1,000,000 GEO(2) with AISC(1) expected to be within the upper end of guidance when adjusted for the impact of the higher gold-to-silver ratio.

THIRD QUARTER HIGHLIGHTS

Financial Results - Strong Earnings and Cash Flow Generation Highlight Resiliency of Operations

  Third quarter net earnings(3) of $19.8 million or $0.02 per share basic and diluted. Adjusted net earnings(1)(3) of $44.5 million or $0.05 per share basic and diluted.
  Cash flows from operating activities of $164.7 million for the three months ended September 30, 2022.
  Net free cash flows(1) and free cash flows before dividends and debt repayments(1) of $108.4 million and $24.4 million, respectively.
  Cash flows from operating activities are expected to increase in the fourth quarter, with increased production contributions driving sequential improvement.
  Cash and cash equivalents totalled $539.2 million(6). The Company's revolving credit facility remains undrawn.

Production Results - Continuing to Execute as Planned

  Strong GEO(2) production of 241,302 GEO(2). The Company remains on track to meet its guidance for gold, silver and GEO(2) production, despite the gold-to-silver ratio remaining elevated as compared to the ratio assumed in guidance due to lower silver prices. Moreover, the Company is on track with its guidance for production in the second half of the year to be comparable with that in the first half, with a sequential increase in the fourth quarter over the third quarter expected to mirror that realized in the second quarter over the first quarter. While gold and silver production were in line during the third quarter, GEO(2) ounces were impacted by the aforementioned realized GEO(2) ratio being significantly higher than that assumed in guidance, despite higher than planned gold production. The effect of a higher gold-to-silver ratio based on comparatively lower silver-to-gold prices is to reduce GEO(2) produced, although the production of underlying metals remain the same.
  Gold production of 216,673 ounces exceeded plan, following standout performances from Canadian Malartic with 75,262 ounces and Jacobina with 50,113 ounces. Jacobina in particular had an exceptional third quarter and delivered record quarterly gold production, exceeding the 50,000 ounce threshold for the first time. El Peñón and Cerro Moro, which produced 43,912 ounces and 24,888 ounces respectively, also had strong quarters.
  Silver production of 2,212,765 ounces was in line with plan. With El Peñón entering higher-grade silver zones in the fourth quarter, the Company is well positioned to achieve its annual silver production guidance.

Cost Results - Maintaining Solid Margins Against Inflationary Backdrop

  Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,299, $794, and $1,148 respectively.
  While underlying costs for metals sold in the third quarter were within plan, the higher gold-to-silver ratio, as compared to metals prices assumed in guidance, increased unitary costs per GEO(2) sold by over $27 per ounce as compared to plan.
  The inflationary impact on costs in the third quarter was mostly offset by productivity gains. Moreover, commodity input inflation on consumables that impact costs appears to have peaked in the second and third quarters, with many inputs off their recent highs. Despite realized inflation being above what was assumed in the Company's guidance for the year, AISC(1) is expected to be within the upper end of guidance when adjusted for the impact of the gold-to-silver ratio as noted above.

Capital Allocation and Free Cash Flows

  The Company employs a balanced approach to capital allocation, which is expected to generate significant and growing cash balances during the guidance period. The cash balances are expected to be more than sufficient to finance and support the Company's planned growth campaign, while maintaining financial strength, and strengthening and increasing returns of capital to shareholders. To achieve this, the Company employs a disciplined capital spend framework during the guidance period with a target of $150 per GEO(2) of sustaining capital and net expansionary capital to not exceed $175.0 million per year on average.

Health, Safety and Sustainable Development

  The Company's Total Recordable Injury Rate ("TRIR") for the first nine months of 2022 was 0.85(4). We have modified our TRIR reporting to align with our financial reporting standards which include our wholly-owned operations, exploration projects, development projects (Wasamac and MARA), proportional consolidation of Canadian Malartic (50%), and closed projects. For comparison, the corresponding full-year 2021 result was 1.11(4).
  As of early October more than 98%(5) of the Company's employees and contractors at its wholly-owned operations and exploration projects have received at least one dose of a COVID-19 vaccine, more than 97%(5) have received two doses and more than 82%(5) have received a third dose booster shot. Approximately 43%(5) of workers have received a fourth dose booster shot.
  Yamana received updated performance ratings from two major ESG research and ratings organizations in the third quarter of 2022. The Company’s 2022 S&P Corporate Sustainability Assessment score increased from 48 to 50, and its MSCI rating improved from ‘BBB’ to ‘A’, reflecting continued progress in the Company’s deep commitment to ESG excellence.

OPERATING RESULTS SUMMARY

	For the three months ended September 30, 2022
	Gold Production	Silver Production	GEO(2) Production	Total cost of sales per GEO(2) Sold	Cash Costs(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)	75,262	—	75,262	$1,366	$803	$1,098
Jacobina	50,113	—	50,113	$907	$586	$801
Cerro Moro	24,888	1,375,661	40,201	$1,481	$926	$1,263
El Peñón	43,912	837,104	53,228	$1,211	$775	$1,034
Minera Florida	22,497	—	22,497	$1,721	$1,041	$1,382
Total	216,673	2,212,765	241,302	$1,299	$794	$1,148

	For the three months ended September 30, 2021
	Gold Production	Silver Production	GEO(2) Production	Total cost of sales per GEO(2) Sold(7)	Cash Costs(1) per GEO(2) Sold	AISC(1) per GEO(2) Sold
Canadian Malartic (50%)	86,803	—	86,803	$1,168	$687	$887
Jacobina	47,373	—	47,373	$858	$518	$722
Cerro Moro	19,261	1,370,486	37,853	$1,664	$966	$1,422
El Peñón	50,229	902,698	62,545	$996	$631	$885
Minera Florida	21,890	—	21,890	$1,539	$917	$1,239
Total	225,556	2,273,183	256,464	$1,181	$702	$1,041

OPERATIONS UPDATE

Canadian Malartic

Canadian Malartic had a strong third quarter, producing 75,262 ounces, in line with plan. With the processing of softer Barnat ore, Canadian Malartic recovery rates have continued to trend higher than comparative periods. The Barnat pit, which has a higher strip ratio in the upper benches, contributed approximately half of the ore processed during the third quarter. The Canadian Malartic pit provided approximately a quarter of the mill feed, while the remaining ore came from the surface stockpile. As planned, Canadian Malartic is on track to achieve its guidance with the mining sequence and transition from the Canadian Malartic pit optimizing cash flows.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the quarter were $1,366, $803, and $1,098 respectively, with cash costs(1) and AISC(1) better than plan.

Jacobina

Jacobina had an exceptional third quarter and delivered record quarterly gold production of 50,113 ounces. The production results were in line with plan and exceeded the comparative quarter, driven by higher ore tonnes processed. Underground mine development work is in line with the mine plan at 1,500 metres per month to gain access to new mining panels, and together with the higher ore tonnes mined, provides additional flexibility through the development of stockpiles supporting the higher throughput expected from the ongoing phased expansion. As previously guided, production for 2022 is expected to increase for the ninth consecutive year, a trend that is expected to continue in the coming years, as a result of the phased expansion strategy and the exploration programs aimed at generating significant value from the remarkable geological upside of the property.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the third quarter of $907, $586, and $801, respectively.

Cerro Moro

Cerro Moro produced 40,201 GEO(2) comprising 24,888 ounces of gold, and 1,375,661 ounces of silver, consistent with or exceeding production guidance and production from the comparative period. Production continued to benefit from access to additional mining faces, which supported the increase in mill feed coming from higher-grade underground ore, which accounts for nearly 80% of the now stabilized throughput.

The opening of more mining faces and resultant increase in mill feed coming from higher-grade underground ore continued in the third quarter with Zoe contributions becoming more prevalent. During the third quarter, most of the ore delivered to the plant came from Escondida Far West, Zoe, Escondida Central and Escondida West. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tonnes per day (tpd). With improvements to mine development and flexibility, and modifications to the mining sequence for the year, the Company anticipates more balanced quarterly production profile over the second half of year, with production reflecting reserve grades. This positions Cerro Moro well to meet or exceed gold and silver guidance for the year.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the third quarter were $1,481, $926, and $1,263, respectively, better than plan and all well below the comparative quarter, as a result of the exceptional production in the quarter. There was a brief illegal labour action at the Cerro Moro mine in the latter part of July 2022, which was resolved.

El Peñón

El Peñón produced 53,228 GEO(2), comprising gold production of 43,912 ounces, which exceeded plan, and 837,104 ounces of silver. Optimized mining sequencing, bringing forward zones with a higher gold-to-silver ratio in the first three quarters of the year, has put El Peñón in an excellent position to achieve full year GEO(2) production guidance. The Company expects higher silver production in the fourth quarter, due to the mining of higher-grade silver zones such as Fortuna, Providencia, Pampa Campamento and Martillo Flats.

Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,211, $775, and $1,034, respectively.

Minera Florida

Minera Florida reported gold production of 22,497 ounces during the quarter, increasing production for the third consecutive quarter, and remains on target to achieve its annual production guidance range. During the past year, Minera Florida has seen improved operational efficiency and reduced haulage distances as a result of re-establishing ore passes. Internalization of mining activities, ongoing optimization of the haulage infrastructure, and increasing disposal storage of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter identified several opportunities to increase recovery. Management is prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the quarter were $1,721, $1,041, and $1,382 respectively. AISC(1) was impacted by several factors during the quarter, including mining sequence which saw extraction from a higher number of mining zones in preparation for the fourth quarter, with both linear development and exploration expenses being in line with plan, despite the lower production profile. Costs per GEO(2) are expected to improve in the fourth quarter due to higher grades, and higher silver and zinc by-product credits.

VALUE CREATION AND UPSIDE OPTIONALITY UNDERPINNING CORE PORTFOLIO OF GENERATIONAL ASSETS

The Company’s exploration success and track record of mineral reserve replacement and mineral resource growth supports a clear pathway toward realizing significant and progressive production increases and increased cash flows generation. The board-approved YAMANA 1.5 Plan supports the measured and prudent production growth of approximately 50% to 1.5 million GEO(2) within the ten-year outlook horizon, with upside optionality from longer-term development projects which potentially extend the production platform beyond that timeframe and above that production level.

The YAMANA 1.5 Plan is underpinned by multiple low-risk, low-capital projects which are modular, meaning that the sequencing can be modified to accommodate changes in assumptions on capital allocation, permitting, etc., and adhere to the Company's balanced approach to capital allocation, which is expected to generate significant and growing cash balances during the guidance period, positioning projects to be funded from those free cash flows generation. The multiple projects further benefit from being largely brownfield in nature, allowing for added flexibility with regards to sequencing and timing of such projects in response to prevailing market conditions, enabling each component to provide incremental growth and free cash flows generation on the path to achieving the growth plan. Such flexibility allows the Company to re-arrange, adjust or defer the projects at its discretion while still having the confidence in achieving the overall plan.

The Company's near-term guided growth to 1.06 million GEO(2) is supported by the recently completed Phase 2 expansion at Jacobina and first production from the Odyssey Project in early 2023. Thereafter, to achieve the YAMANA 1.5 Plan, the Company's advanced, low-capital projects, which can be pursued and re-sequenced to add GEO(2) in a responsible and self-funded manner, include:

  The construction of Wasamac, for which the recently completed strategic life-of-mine plan shows a faster production ramp-up to 200,000 ounces in 2027 and up to 250,000 ounces in 2028;
  The Phase 3 Plant expansion at Jacobina with expected incremental production of 40,000 ounces of gold;
  The Cerro Moro plant expansion with expected incremental production of 50,000 to 60,000 ounces of GEO(2) ;
  The Minera Florida expansion with expected incremental production of 35,000 ounces of gold;
  The Phase 4 Plant expansion at Jacobina with expected incremental production of 75,000 to 125,000 ounces of gold; and
  The Lavra Velha heap leach project with expected incremental production of 60,000 to 70,000 ounces of gold.

For further details on the above projects, please refer to the MD&A for the three- and nine-month periods ended September 30, 2022, specifically the Strategic Developments, Construction Developments and Advanced Stage Projects section, Section 5: Construction, Development and Other Initiatives and Section 6: Exploration.

The Odyssey Project at Canadian Malartic represents one important step towards realizing the YAMANA 1.5 Plan as it will establish a large sustainable gold production platform of 500,000 - 600,000 ounces (100% basis) with a strategic mine life into the 2040's. As of December 31, 2021, the Odyssey mineral resource holds 2.35 million ounces of gold in 25.2 million tonnes of ore at a grade of 2.9 grams per tonne of indicated mineral resources and 13.15 million ounces of gold in 173.7 million tonnes of ore at a grade of 2.4 grams per tonne of inferred mineral resources of which 7.3 million ounces, approximately 47% of the total mineral resource, is included in the technical study mine plan.

  The construction decision made by the Canadian Malartic Partnership ("the Partnership") in the first quarter of 2021, prior to the declaration of mineral reserves, was made on the basis of 0.8 million ounces of Indicated Mineral Resources (100% basis), 13.5 million ounces of Inferred Mineral Resources (100% basis), an aggressive infill program to convert a significant component of inferred mineral resources to indicated mineral resources and to establish mineral reserves by the end of 2022, and the very strong continuity and homogeneous nature of the East Gouldie deposit with favourable geometry and good rock quality similar to the open pit operation. Further, the proposed operations at the Odyssey Project were based on the results of an internal technical study conducted by the Partnership. The study presented a brownfield project with the utilization of the existing processing plant and infrastructure, as well as a clear path towards receiving a Certificate of Authorization for the underground project. Based on these strong attributes of the project, the Partnership determined that there was an opportunity to create significant value and extend the mine life of the asset making the decision to advance the project starting the underground development including the construction of the shaft, with limited to no risk in making such decision.

  The size and continuity of the East Gouldie mineralized zone is highlighted by the rapid resource growth. The new zone was discovered in the fourth quarter of 2018 and the decision to start the shaft development was made in the first quarter of 2021. By the end of 2021 that decision was validated by further infill drilling, when 1.5 million ounces (11.9 million tonnes grading 3.88 g/t gold) had been converted to indicated mineral resources and an additional 1.2 million ounces (10.7 million tonnes at 3.4 g/t gold) had been added to new inferred mineral resources, largely within the 2020 East Gouldie resource envelope. The predictive exploration model consistently shows mineralization where the model expects it, and the Company has tested the reliability of that predictability. The successful infill drilling, discussed more fully in the section above, continues to confirm the remarkable continuity of grade and width in the East Gouldie mineralized zone, and continues to improve the ore body, with indicated resource drilling meeting or exceeding the grade and width of the reported inferred resource.

  Drilling results already in hand to support the conversion of a significant portion of inferred mineral resources declared in 2021 to indicated mineral resources by the end of 2022. These new indicated resources will provide the basis for a full preliminary feasibility study in early 2023 that will allow definition of mineral reserves for the Odyssey underground project over the next few years, starting at the end of 2022.

  Initial expansionary capital spend through to the end of 2022 is expected at less than $150 million (50% basis), with over half of that spend supporting ramp access and development of the Odyssey ore body. As underground development has now entered areas with established ore, once the plant feed commences in the first quarter of 2023, immediate return on capital spend is achieved and, as previously disclosed and discussed below, gold ounces produced will subsidize the further and more significant initial expansionary capital spend.

  The initial expansionary capital of approximately $572 million (50% basis) to be spent from 2021 to 2028, with an average of approximately $70 million per year in that period, does not include any offsetting gross margin from this pre-commercial production due to amendments to the relevant accounting standard, which represents a practical consequence of IFRS application, however cash outlays are expected to be mostly offset by 466,000 ounces (50% basis) of production during the construction period. Assuming a gold price of $1,550 per ounce, more than half of this initial expansionary capital spend would be effectively offset and subsidized from this gross margin, such that the remaining net initial expansionary capital requirements from September 30, 2022 to 2028 would be approximately $120 million, representing a very modest per year spend. Production and cash flows from the underground are expected to begin in the first quarter of 2023. For further details on the Odyssey project, please refer to the MD&A for the three- and nine-month periods ended September 30, 2022, specifically the Strategic Developments, Construction Developments and Advanced Stage Projects section, and Section 5: Construction, Development and Other Initiatives.

  The overall project continues to be on schedule, with the first key milestone of gold production from Odyssey South in the first quarter of 2023 remaining on target. Underground development costs have been tracking below budget since the initiation of the project, and together with further productivity improvement opportunities, such as the internalization of development in the second and third quarters, have been able to mitigate any inflationary pressures on surface infrastructure costs. Further, a weaker Canadian Dollar versus the US Dollar, in relation to the PEA assumptions, continues to be beneficial to costs.

  Canadian Malartic also benefits from strategic optionality and production-level upside from future available mill capacity as mining transitions underground. While the Odyssey mine is expected to initially process up to 19,000 tonnes per day, ore will be processed through a plant with a current design capacity of up to 61,000 tonnes per day. The Company believes that continuing exploration efforts at East Gouldie, Titan, East Amphi, Camflo and Rand represent exceptional geological upside and offer strategic optionality and production-level upside. The Company believes that the underground development will support a significantly higher level of production than assumed in the current mine plan with more production from the upper zones where a ramp will be utilized and can support a higher extraction rate, and a possible second shaft in the lower zones, where mineralization is now seen to significantly extend up-dip to the east of the inferred mineral resource.

Further supporting the YAMANA 1.5 Plan is the district potential at Jacobina. The track record of growth in mineral reserves and mineral resources at Jacobina underpins its significant prospectivity and geological upside, which supports the planned low risk, brownfield phased expansion strategy that is expected to materially increase production and cash flows, generating strong returns on investment.

  Gold mineral reserves have grown by 55% or more than 1 million ounces net of depletion over the past four years to 2.94 million ounces contained in 42 million tonnes at a grade of 2.18 grams per tonne as of December 31, 2021. Mineral resources have increased by 69% over the same period. With the Phase 2 expansion throughput objective achieved, Jacobina's sustainable production platform is now approximately 230,000 ounces per year, more than triple the 75,000 ounces produced in 2014 when the company launched a major initiative to unlock the asset's full potential. With throughput now established at 8,500 tpd and the focus now on the Phase 3 expansion to 10,000 tpd through continued incremental debottlenecking, Jacobina is well positioned to increase production to approximately 270,000 ounces per year by 2025 with modest capital and to maintain that production profile for the foreseeable future. A Phase 4 expansion, of up to 15,000 tpd, which is part of the Company's strategic life of mine planning would increase production to in excess of 350,000 ounces per year. For further details on the Jacobina phased plant expansion, please refer to the MD&A for the three- and nine-month periods ended September 30, 2022, specifically the Strategic Developments, Construction Developments and Advanced Stage Projects section and Section 5: Construction, Development and Other Initiatives.

  Jacobina's recent success in growing both mineral reserves and mineral resources supports a strategic mine life of at least 20 years at these higher production rates at some of the lowest underground operating costs in the Americas. Further, the mine currently has a pipeline of resources and exploration targets that the Company believes will further extend the mine life as it continues to systematically explore the large land package in the Jacobina district, which covers approximately 150 kilometres of exploration potential.

El Peñón, which achieved a fourth consecutive year of adding mineral reserves in excess of depletion with mineral reserves increasing 23% to 1.3 million GEO(2) over that period, represents another source of value creation for the Company as it continues to extend the mine life at a production rate of 220,000 to 230,000 GEO(2) per year. Daily throughput is now approximately 3,300 tpd versus the currently available plant capacity of up to 4,200 tpd, representing an opportunity to increase production as the operation endeavours to build its mineral inventory in wake of consistent exploration results.

  Positive initial drill results have been received from the early-stage, developing South Deeps target located under cover and to the south of the El Peñón deposit. The Company believes these results have opened up a significant new near-mine area for exploration with the potential for adding primary and secondary veins which could ultimately result in the Company leveraging the higher processing capacity of the plant.

Yamana continues to balance cash flow generation and exploration expenditures to maximize the value of its asset portfolio, and is confident the low-capex nature of its growth plans, largely centered on mine life extensions that are near the existing infrastructure, will demonstrate a focus on measured, responsible growth and the sustainability of cash flows.

Further growth beyond this level, for a production platform of 2.75 million to 3.1 million GEO(2) would come from the MARA and Suyai projects, and opportunities currently within the generative exploration portfolio such as Jacobina Norte, Las Fechas, Falcon, and Borborema, among others; these opportunities provide additional upside potential to the ten-year outlook. The MARA Project is one of the largest copper-gold projects in the world, of which Yamana owns 56.25%, and which has an average annual production of 556 million pounds of copper equivalent(8) (100% basis) during its first ten years. In addition, the Suyai Project is a large gold project in Chubut Province, Argentina, that is projected to reach production of up to 250,000 ounces annually in its first eight years. Further, Jacobina Norte is a highly-prospective property that lies contiguous to and north of the Company’s prolific Jacobina mine, with preliminary results showing excellent potential for the discovery of standalone Jacobina-type mineralization and the addition of a new mine along the greenstone basin.

BUSINESS COMBINATION WITH GOLD FIELDS – INFORMATION CIRCULAR PUBLICLY FILED WITH UNANIMOUS BOARD RECOMMENDATION TO VOTE IN FAVOUR OF THE DEAL

Shareholders and other interested parties should be aware that the management information circular (the “Information Circular”) and related meeting and proxy materials in connection with the special meeting of shareholders (the “Yamana Meeting”), scheduled to be held on November 21, 2022, have been filed and made publicly available. The purpose of the Yamana Meeting is to seek approval for the previously-announced proposed business combination whereby all of the issued and outstanding common shares of Yamana will be acquired by a wholly-owned subsidiary of Gold Fields Limited (JSE, NYSE: GFI) (“Gold Fields”) by way of a plan of arrangement under the Canada Business Corporations Act.

Shareholders of record on October 18, 2022 will be eligible to vote at the Yamana Meeting. In addition to the public filing of the Information Circular, the materials are currently being mailed to Yamana shareholders of record on the above-mentioned record date. The Information Circular provides detailed information regarding the proposed business combination, which underpins the Yamana board of directors' conclusions and recommendation.

The Yamana board of directors has unanimously recommended voting in favour of the business combination. Shareholders and other interested parties are strongly advised to read the Information Circular for a detailed description of the transaction and the reasons for the board's recommendation. The Information Circular is available under Yamana’s profile on www.sedar.com and is also available on the Company’s website at www.yamana.com.

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial and operating statistics for the third quarter 2022 are outlined in the following tables.

(In millions of United States Dollars, except for per share and per unit amounts)	Three months ended September 30
	2022	2021
Revenue	$422.4	$452.2
Cost of sales excluding depletion, depreciation and amortization(7)	(196.4)	(185.1)
Depletion, depreciation and amortization	(120.9)	(113.1)
Total cost of sales(7)	(317.3)	(298.2)
Temporary suspension costs(7)	(1.7)	—
Mine operating earnings	103.4	154.0
General and administrative expenses	(22.4)	(19.5)
Exploration and evaluation expenses	(13.2)	(10.9)
Net earnings attributable to Yamana equity holders	19.8	27.0
Net earnings(3) per share - basic and diluted(i)	0.02	0.03
Cash flows from operating activities	164.7	190.6
Cash flows from operating activities before changes in non-cash working capital(ii)	157.1	202.9
Revenue per ounce of gold	$1,728	$1,789
Revenue per ounce of silver	$19.31	$24.23
Average realized gold price per ounce(1)	$1,728	$1,789
Average realized silver price per ounce(1)	$19.31	$24.23

(i)     For the three months ended September 30, 2022, the weighted average number of shares outstanding was 961,057 thousand (basic) and 962,513 thousand (diluted).
(ii)     Net change in working capital movement was a cash inflow of $7.6 million for the three months ended September 30, 2022.

Reconciliation of Net Earnings(3) to Adjusted Net Earnings(1)(3)

(In millions of United States Dollars, except per share amounts, totals may not add due to rounding)	Three months ended September 30
	2022	2021
Net earnings(3)	$19.8	$27.0

Adjustments(3)
Non-cash net foreign exchange gains	$(5.3)	$(12.1)
Share-based payments/mark-to-market of deferred share units	5.1	3.1
Mark-to-market losses on derivative contracts, investments and other assets and liabilities	0.4	1.0
Temporary suspension costs(7)	1.7	—
Standby and other incremental COVID-19 costs(7)	0.2	7.9
Early note redemption premium	—	53.3
Other provisions, write-downs and adjustments(i)	12.8	4.0
Non-cash tax on unrealized foreign exchange losses	10.5	7.2
Income tax effect of adjustments	(2.1)	(16.0)
One-time tax adjustments	1.4	(1.6)
Total adjustments(3)	$24.7	$46.8

Adjusted net earnings(1)(3)	$44.5	$73.7

Net earnings (3) per share	$0.02	$0.03
Total adjustments(3) per share	$0.03	$0.05
Adjusted net earnings(3) per share(1)	$0.05	$0.08

(i)     This balance includes, among other things, transaction costs related to the Gold Fields transaction, in addition to revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

For a full discussion of Yamana’s operational and financial results and mineral reserve and mineral resource estimates, please refer to the Company’s Management’s Discussion & Analysis and Condensed Consolidated Interim Financial Statements for the three- and nine-month periods ended September 30, 2022, and the Company's Management's Discussion & Analysis for the year ended December 31, 2021, which are available on the Company's website at www.yamana.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Third Quarter 2022 Conference Call

The Company will host a conference call and webcast on Friday, October 28, 2022, at 9:00 a.m. EDT.

Toll Free (North America):
Toronto Local and International:
Toll Free (UK):
Passcode:
Webcast:

Conference Call Replay

Toll Free (North America):
Toronto Local and International:
Toll Free (UK):
Passcode:	1-800-806-5484 416-340-2217 00-80042228835 2614947# www.yamana.com 1-800-408-3053 905-694-9451 00-80033663052 6191894#

The conference call replay will be available from 12:00 p.m. EDT on October 28, 2022, until 11:59 p.m. EST on November 30, 2022.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Reserves and Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000
Email: Yamana.gold@fticonsulting.com

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

(2)	GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 89.84 for the three months ended September 30, 2022, and 73.55 for the three months ended September 30, 2021. GEO calculations for actuals are based on an average market gold-to-silver price ratio for the relevant period. Guidance and forward-looking GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00.

(3)	Net earnings and adjustments to net earnings represent amounts attributable to Yamana Gold Inc. equity holders.

(4)	Calculated on a 200,000 exposure hour basis, including employees and contractors.

(5)	Vaccination rates are exclusive of Canadian Malartic, in which we hold a 50% interest. Vaccination rates at Canadian Malartic are in line with the high Abitibi-Témiscamingue regional rates.

(6)	Cash balances include $211.3 million available for utilization by the MARA Project.

(7)	In the prior year, standby and other incremental costs associated with the COVID-19 pandemic were presented in the financial statement line item "Temporary suspension, standby and other incremental COVID-19 costs" on the Statement of Operations in the Company’s Consolidated Financial Statements. During the first quarter of 2022, the Company considered that such costs would be presented in the financial statement line item "Cost of sales excluding depletion, depreciation and amortization" going forward, and included in the calculation of "Gross Margin excluding depletion, depreciation and amortization". Comparatives have been reclassified to conform to the change of presentation adopted in the current period, with the $7.9 million and $28.8 million of COVID-19 related costs incurred in the three and nine months ended September 30, 2021, respectively, reclassified from "Temporary suspension, standby and other incremental COVID-19 costs" to "Cost of sales excluding depletion, depreciation and amortization". This change also affected the prior year calculation of the GAAP metrics “Total Cost of Sales per GEO Sold” and “Cost of Sales excluding DDA per GEO sold”, both of which have been recalculated based on standby and other incremental COVID-19 costs being included in the numerator. This change did not affect the calculation of prior year non-GAAP metrics “Cash costs per GEO sold” and “AISC per GEO sold”, as the Company’s policy is for standby and other incremental COVID-19 costs to be excluded from the calculation of such metrics. The "Temporary suspension, standby and other incremental COVID-19 costs" financial statement line item has been renamed "Temporary suspension costs" to reflect the fact that COVID-19 related costs are no longer included in this cost account.

(8)	Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.

(9)	Included in General & Administrative expenses for the three and nine months ended September 30, 2022 are $5.7 million of expenses associated with the pending transaction with Gold Fields. These costs are not indicative of the Company's normal course expenses and have been excluded from the calculation of AISC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt, updates regarding mineral reserves and mineral resources and information with respect to the Transaction with Gold Fields. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, , permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, risks associated with Gold Fields’ and Yamana’s ability to obtain the requisite shareholder approval of the Transaction; risks associated with not the timing for completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; risks relating to to Gold Fields’ and Yamana’s business and future performance including, without limitation, volatility in the price of gold and other metals, currency fluctuations, operational risks, supply chain shortages, rising inflation, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political and country risk, community relations, increased regulation of environmental and sustainability matters, the impact of climate change on Gold Fields’ and Yamana’s operations, conflict resolution governmental regulation and judicial outcomes, the inherent risks and uncertainty associated with financial or other projections; the risk that the Combined Group is unsuccessful in promptly and effectively integrating the business of Gold Fields and Yamana, the risk of ; unanticipated difficulties or expenditures relating to the Transaction, the risk of unexpected responses of business partners and retention as a result of the announcement and pendency of the Transaction; potential volatility in the price of the Gold Fields Shares or Gold Fields ADSs due to the Transaction; the anticipated size of the markets and continued demand for Gold Fields’ and Yamana’s resources and the impact of competitive responses to the announcement of the Transaction, and the diversion of management time on Transaction-and related issues, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold;
  All-in Sustaining Costs per GEO sold;
  Net Free Cash Flow and Free Cash Flow Before Dividends and Debt Repayment
  Average Realized Price per ounce of gold/silver sold; and
  Adjusted Net Earnings and Adjusted Net Earnings per Share

The Company believes that these financial performance measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold-to-silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

  Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA and standby and other incremental COVID-19 costs, realized gains from foreign exchange mechanisms utilized to benefit local currency production costs, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”, a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation, and excludes non-recurring items.. AISC does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost components to the GEO production and sales activities but net of by-product revenue credits from sales of zinc.

Reconciliation of Total Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended September 30, 2022			For the three months ended September 30, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA(7)	$196.4	$196.4	$—	$185.1	$185.1	$—
DDA	120.9	120.9	—	113.1	113.1	—
Total cost of sales(7)	$317.3	$317.3	$—	$298.2	$298.2	$—
Cash cost adjustments:
DDA	(120.9)	(120.9)	—	(113.1)	(113.1)	—
Standby and other incremental COVID-19 costs(7)	(0.2)	(0.2)	—	(7.9)	(7.9)	—
Impact of realized foreign exchange gains	(2.2)	(2.2)	—
Total cash costs	$194.0	$194.0	$—	$177.2	$177.2	$—
AISC adjustments:
General and administrative expenses(9)	22.4	16.7	5.7	19.5	19.5	—
Community costs in other operating expenses	1.1	1.1	—	1.5	1.5	—
Reclamation & remediation - accretion & amortization	8.5	6.0	2.5	8.8	6.9	1.8
Exploration capital expenditures	14.9	8.8	6.1	15.5	8.8	6.7
Exploration and evaluation expenses	13.2	0.9	12.3	10.9	0.7	10.2
Sustaining capital expenditures	45.8	45.8	—	41.1	41.1	—
Leases (IFRS 16 Adjustment)	7.1	7.1	—	7.3	7.3	—
Total AISC		$280.4			$263.0
GEO sold(2)		244,327			252,637
Cost of sales excluding DDA per GEO sold(7)		$804			$733
DDA per GEO sold		$495			$448
Total cost of sales per GEO sold(7)		$1,299			$1,181
Cash costs per GEO sold		$794			$702
AISC per GEO sold		$1,148			$1,041

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended September 30, 2022
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Canadian Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$196.4	$61.7	$29.6	$40.1	$41.8	$23.2	$—
DDA	120.9	43.0	16.2	20.8	23.4	15.1	2.4
Total cost of sales	$317.3	$104.7	$45.8	$60.9	$65.2	$38.3	$2.4
Cash cost adjustments:
DDA	(120.9)	(43.0)	(16.2)	(20.8)	(23.4)	(15.1)	(2.4)
Standby and other incremental COVID-19 costs(7)	(0.2)	(0.2)	—	0.1	(0.1)	(0.1)	—
Impact of realized foreign exchange gains	(2.2)	—	—	(2.2)	—	—	—
Total cash costs	$194.0	$61.5	$29.6	$38.0	$41.7	$23.1	$—
AISC adjustments:
General and administrative expenses(9)	22.4	0.8	0.3	—	—	—	21.3
Community costs in other operating expenses	1.1	0.1	—	1.0	—	—	—
Reclamation & remediation - accretion & amortization	8.5	3.6	0.6	0.4	0.4	0.9	2.6
Exploration capital expenditures	14.9	—	1.5	1.3	4.4	1.6	6.1
Exploration and evaluation expenses	13.2	0.1	—	—	—	—	13.1
Sustaining capital expenditures	45.8	17.9	5.3	9.7	8.2	4.4	0.3
Leases (IFRS 16 Adjustment)	7.1	0.2	3.2	1.4	1.0	0.7	0.6
Total AISC		$84.2	$40.5	$51.8	$55.7	$30.7
GEO sold(2)		76,608	50,579	41,102	53,797	22,241
Cost of sales excluding DDA per GEO sold		$805	$586	$976	$776	$1,043
DDA per GEO sold		$561	$321	$505	$435	$678
Total cost of sales per GEO sold		$1,366	$907	$1,481	$1,211	$1,721
Cash costs per GEO sold		$803	$586	$926	$775	$1,041
AISC per GEO sold		$1,098	$801	$1,263	$1,034	$1,382

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended September 30, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Canadian Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA(7)	$185.1	$58.0	$24.7	$38.5	$41.1	$22.8	$—
DDA	113.1	39.7	15.7	20.5	21.9	12.8	2.5
Total cost of sales(7)	$298.2	$97.7	$40.4	$59.0	$63.0	$35.6	$2.5
Cash cost adjustments:
DDA	(113.1)	(39.7)	(15.7)	(20.5)	(21.9)	(12.8)	(2.5)
Standby and other incremental COVID-19 costs(7)	(7.9)	(0.6)	(0.3)	(4.2)	(1.2)	(1.6)	—
Total cash costs	$177.2	$57.4	$24.4	$34.3	$39.9	$21.2	$—
AISC adjustments:
General and administrative expenses	19.5	0.9	0.2	—	—	—	18.4
Community costs in other operating expenses	1.5	0.1	0.4	0.9	—	—	0.1
Reclamation & remediation - accretion & amortization	8.8	3.9	0.4	0.9	0.5	1.1	2.0
Exploration capital expenditures	15.5	—	2.1	0.7	4.7	1.4	6.6
Exploration and evaluation expenses	10.9	—	0.1	—	—	—	10.9
Sustaining capital expenditures	41.1	11.6	3.9	12.2	9.3	4.1	—
Leases (IFRS 16 Adjustment)	7.3	0.2	2.6	1.4	1.7	0.8	0.6
Total AISC		$74.1	$34.1	$50.4	$56.1	$28.6
GEO sold(2)		83,550	47,147	35,475	63,288	23,177
Cost of sales excluding DDA per GEO sold(7)		$694	$524	$1,086	$649	$986
DDA per GEO sold		$475	$334	$578	$346	$554
Total cost of sales per GEO sold(7)		$1,168	$858	$1,664	$996	$1,539
Cash costs per GEO sold		$687	$518	$966	$631	$917
AISC per GEO sold		$887	$722	$1,422	$885	$1,239

NET FREE CASH FLOWS AND FREE CASH FLOWS BEFORE DIVIDENDS AND DEBT REPAYMENTS

The Company uses the financial measures "net free cash flows" and "free cash flows before dividends and debt repayments", which are non-GAAP financial performance measures, to supplement information in its Consolidated Financial Statements. Net free cash flows and free cash flows before dividends and debt repayments do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flows capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of net free cash flows and free cash flows before dividends and debt repayments are not meant to be substitutes for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flows is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period. Free cash flows before dividends and debt repayments further deducts remaining capital expenditures and payments for lease obligations. Reconciliations of net free cash flows and free cash flows before dividends and debt repayments are provided below.

	Three months ended September 30
(In millions of United States Dollars)	2022	2021
Cash flows from operating activities	$164.7	$190.6
Adjustments to operating cash flows:
Amortization of deferred revenue	4.3	2.4
Standby and other incremental COVID-19 costs(7)	0.2	7.9
Temporary suspension costs	1.7	—
Non-discretionary items related to the current period
Sustaining capital expenditures	(45.8)	(41.1)
Interest paid	(8.5)	(12.0)
Payment of lease liabilities	(6.0)	(5.7)
Cash used in other financing activities	(2.2)	(2.9)
Net free cash flows	$108.4	$139.2
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	(88.0)	(52.1)
Cash from (used in) other investing activities	5.9	(4.6)
Effect of foreign exchange of non-USD denominated cash	(1.9)	(0.9)
Free cash flows before dividends and debt repayments	$24.4	$81.6

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial performance measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver, divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided below.

Reconciliation of average realized metal prices to revenue

For the three months ended September 30,	2022				2021
	Quantity sold		Revenue per ounce/ pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/ pound	Revenue (In millions of US Dollars)
Gold	219,465	oz	$1,728	$379.3	223,229	oz	$1,789	$399.5
Silver	2,233,177	oz	$19.31	43.1	2,176,658	oz	$24.23	52.7
Revenue				$422.4				$452.2

For the three months ended September 30,	2022				2021
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	219,465	oz	$1,728	$379.3	223,229	oz	$1,789	$399.5

Silver	1,933,177	oz	$19.21	37.1	2,016,028	oz	$24.33	49.0
Silver subject to metal sales agreement*	300,000	oz	$19.98	6.0	160,630	oz	$23.01	3.7
	2,233,177	oz	$19.31		2,176,658	oz	$24.23
Gross revenue				$422.4				$452.2
(Deduct) add:
Other adjustments				—				—
Revenue				$422.4				$452.2

*Balance represents metal sold under the metal sales agreement.

ADJUSTED NET EARNINGS OR LOSS AND ADJUSTED NET EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Net Earnings or Loss” and the non-GAAP ratio “Adjusted Net Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures and ratios are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

The terms “Adjusted Net Earnings or Loss” and “Adjusted Net Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings or Loss and Adjusted Net Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Net Earnings to Adjusted Net Earnings is included earlier in this news release.

(All amounts are expressed in United States Dollars unless otherwise indicated.)